Mail Stop 4561



							November 24, 2008

By Facsimile (608)232-5978

Corey A. Chambas
President and Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719


Re: 	First Business Financial Services, Inc.
      Preliminary Proxy Statement on Schedule 14A
      File No. 001-34095
      Filed November 7, 2008


Dear Mr. Chambas:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William Friar
						Senior Financial Analyst